Bigfoot Project Investments, Inc.

570 El Camino Real NR-150

Redwood City, CA 94063

Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Bigfoot Project Investments, Inc., withdrawal of Registration statement on Form S-1 Amendment Number 1, filed with the Securities and Exchange Commission on August 30, 2015, because it was filed under an incorrect file number.

          September 8, 2016

Dear Mr. Dobbie:

We have inadvertently submitted to our file on the EDGAR system, an S-1/A amended Registration Statement. The submission was submitted with the incorrect File Number.

Our examiner has asked us to request that this document be withdrawn. We will be submitting an S-1/A replacement soon.

Therefore, we are requesting pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement on Form S-1 filed with the EDGAR system on August 30, 2016 under SEC File number 333-209509. This request is due to the Company filing the S-1 with the incorrect file number. No securities were sold in connection with the offering.

Bigfoot Project Investments, Inc.

/s/ Carmine T. Biscardi, Jr.

Name: Carmine T. Biscardi, Jr.

Title: CEO, President, Director